UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________

FORM 11-K
(Mark One)

[X]	ANNUAL Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014

OR

[ ]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ______________ to ______________

Commission file number 001-13103
___________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ciber, Inc. Savings 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ciber, Inc.
6363 South Fiddler's Green Circle, Suite 1400
Greenwood Village, Colorado 80111

REQUIRED INFORMATION

The financial statements and schedules of the Ciber, Inc. Savings 401(k) Plan for the year ended December 31, 2014, prepared in accordance with the financial reporting requirements of ERISA along with the independent registered public accounting firm's report thereon, are provided beginning on page F-1 attached hereto.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Sponsor has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Ciber, Inc. Savings 401(k) Plan

Dated: June 25, 2015
By: /s/ David Plisko
David Plisko
Vice President of Human Resources

3

INDEX TO EXHIBITS

Exhibit No.    Description
23.1         Consent of Independent Registered Public Accounting Firm

CIBER, INC. SAVINGS 401(k) PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2014 and 2013 and for the Year Ended 2014

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Ciber, Inc. Savings 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of Ciber, Inc. Savings 401(k) Plan as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Ciber, Inc. Savings 401(k) Plan at December 31, 2014 and 2013, and the changes in its net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedule assets held at end of year as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of Ciber Inc. Savings 401(k) Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

Denver, Colorado
June 25, 2015

CIBER, INC. SAVINGS 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013
Assets
Investments, at fair value:
Ciber, Inc. common stock	$2,515,035	$3,217,762
Mutual funds	90,512,910	91,919,993
Pooled separate accounts	49,998,451	85,589,389
Collective investment trusts	38,434,909	18,776,953
Investment contracts	17,165,865	—
Total investments	198,627,170	199,504,097

Notes receivable from participants	1,619,312	1,779,601
Net assets reflecting investments at fair value	200,246,482	201,283,698

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	(113,651)
Net assets available for benefits	$200,246,482	$201,170,047

See accompanying notes to financial statements.

CIBER, INC. SAVINGS 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Year Ended December 31, 2014

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (a)	$5,707,983
Interest and dividend income (a)	7,866,846
Total investment income	13,574,829

Contributions:
Participants	10,587,371
Employer, net of forfeitures	1,112,626
Others (including rollovers)	1,558,970
Total contributions	13,258,967
Total additions, net	26,833,796

Deductions from net assets attributed to:
Distributions to participants	27,651,408
Loan and administrative fees	105,953
Total deductions	27,757,361

Net increase (decrease)	(923,565)
Net assets available for benefits at beginning of year	201,170,047
Net assets available for benefits at end of year	$200,246,482

See accompanying notes to financial statements.

CIBER, INC. SAVINGS 401(k) PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(1)     Description of the Plan

The following description of the Ciber, Inc. Savings 401(k) Plan (the “Plan”) provides only general information. For a more complete description of the Plan, participants should refer to the Summary Plan Description or the Plan Agreement, which is available from the plan administrator.

(a)	General
The Plan is a defined contribution plan covering substantially all employees of Ciber, Inc. and certain of its subsidiaries (“Ciber” or the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Principal Life Insurance Company (“Principal”) is the trustee and recordkeeper of the Plan. Employees of the Company who are at least 21 years of age are eligible to participate in the Plan.

(b)	Contributions and Vesting
Participants may contribute up to 75% of pretax annual compensation, with the exception of employees considered “highly compensated.” Highly compensated employees are restricted to a maximum contribution of 9% of pretax compensation. In addition, qualifying participants may make “catch-up” contributions. Contributions are subject to certain limitations of the Internal Revenue Code (the Code). Participants may also contribute amounts representing distributions from other qualified defined contribution or benefit plans (rollovers). Participants can change their contribution percentage at any time. The Company cash contribution is a match of 33% of the participant's salary deferral contribution each pay period, on up to 6% of the participant's qualified compensation. In no event will the Company make matching contributions in excess of $2,000. Catch-up contributions are not matched. Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution plus actual earnings thereon is based on years of service as follows:

Completed Years of Service	Vested Percentage
Less than two years	0%
Two years	20%
Three years	40%
Four years	60%
Five years	80%
Six years	100%

Participants reach 100% vesting in the Company's matching contribution plus actual earnings thereon after six years of service. If a participant terminates prior to vesting, unvested amounts are forfeited and can be used to reduce future employer contributions or cover Plan administrative expenses.

At December 31, 2014 and 2013, unallocated forfeited accounts totaled $129,403 and $54,619, respectively. In 2014, employer contributions were reduced by $633,602 from forfeited accounts.

(c)	Investment Options
The Plan's assets are invested in various investment options offered by Principal and in Ciber common stock, as directed by the participants. Participants may invest their account balance in the various investment options in 1% increments. Participants may change their investment options on a daily basis.

(d)	Distributions
Participants are generally entitled to a distribution from the Plan upon termination of employment, retirement, disability, or death. Terminated participants are entitled to receive only the vested percentage of their account balance and the remainder of the account is forfeited. For other situations, there are various methods by which benefits may be distributed depending on date of employment, marital status, and participant elections.
In service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS) and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

(e)	Participant Loans
Participants may borrow from their account a minimum of $1,000 and up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms must not exceed five years, except for loans to acquire a principal residence, which must not exceed seven years. Interest on loans is charged at the prime rate as of the processing date of the loan, plus 1% and ranged from 4.25% to 9.25% and 4.0% to 9.5% as of December 31, 2014 and 2013, respectively. Principal and interest is paid ratably through payroll deductions. Participants pay a loan origination fee of $50 per loan to Principal.

(f)	Expenses
The Plan's administrative expenses are paid by either the Plan or the Company, as provided by the Plan's provisions. In general, plan expenses, other than broker commissions, portfolio transaction fees, and administrative service fees on the accounts of non-employee participants, are paid by the Company. Expenses relating to purchases, sales or transfers of the Plan's investments are charged to the particular investment fund to which the expenses relate.

(g)	Participant Accounts
Each participant's account is credited with the participant's contributions and the Company's matching contributions and allocations of plan earnings. Plan earnings are allocated based on the participant's share of net earnings or losses of their respective elected investment options. Administrative expenses are based on the participant's investments and account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(h)	Ciber, Inc. Stock Account
The Plan invests in common stock of Ciber, Inc. through its Ciber, Inc. Stock Account. The Ciber, Inc. Stock Account does not hold cash or other short-term securities. Plan participants are not required to invest in the Ciber, Inc. Stock Account, and may exchange into or out of the Ciber, Inc. Stock Account on a daily basis. Trades within the Ciber, Inc. Stock Account involve a one cent per share broker commission for each transaction. The commission is netted from the trade and will have an effect on the share price used for the trade.
Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The trustee votes any shares in the plan allocated to participants that did not make a voting election in the same proportion as those shares for which the trustee did receive voting elections, unless the Committee directs the trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

(i)	Plan Termination
Although the Company has not expressed any intent to terminate the Plan, it retains the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become 100% vested in their accounts.
(2)     Summary of Significant Accounting Policies

(a)	Basis of Accounting and Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting. Distributions are recorded when paid.

(b)	Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes to the financial statements, and supplemental schedules. Actual results could differ from those estimates.

(c)	Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

(d)	Investment Valuation and Income Recognition
Investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).
Marketable securities (Ciber, Inc. stock) are valued at the closing price reported on the active market on which the individual securities are traded. Mutual funds are valued at the net asset value (“NAV”) of shares held by the Plan at year-end, as determined by the last published market price on the last day of each year as quoted by the investment company. The quoted price is that which is reported by the active market on which the fund is traded. The NAV of pooled separate accounts is based on the fair market value or estimated fair value of the underlying securities within the pooled separate accounts. The collective investment trusts are valued at quoted redemption values that represent the net asset values of units held at year-end. NAV is generally determined based on the fair values of the securities included in the underlying funds. See Note 3 for further discussion and disclosures related to fair value measurements.
The Principal Fixed Income Guaranteed Option is a benefit-responsive group annuity contract with a fixed rate of interest. The Composite Crediting Rate is currently reset on a semiannual basis. For the year ended December 31, 2014 the average Composite Crediting Rate was 2.00%. This contract is recorded at fair value (see Note 3). Fair value is considered book value less early withdrawal charge. Contract value approximated fair value and therefore no adjustment is recorded.
The Principal Stable Value Select Fund invests in fully benefit-responsive investment contracts. This fund is recorded at fair value (see Note 3); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses. During 2014, the Principal Stable Value Select Fund was replaced by the Principal Fixed Income Guaranteed Option.
Investment transactions are recorded on the date of purchase or sale (“trade-date”). Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold, as well as held during the year.

(e)	Risks and Uncertainties

The Plan provides for various investment options. The Plan's exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

(3)    Fair Value Measurements

The Plan performs fair value measurements in accordance with Accounting Standards Codification Topic 820 (“ASC 820”), which defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the Plan's principal or most advantageous market for the asset or liability. ASC 820 establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset's or liability's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1 -	Unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date.

Level 2 -
Significant other observable inputs other than Level 1 prices, such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 -
Significant unobservable inputs that reflect management's judgment about the assumptions that a market participant would use in pricing the investment and are based on the best available information, some of which may be internally developed.

The following table sets forth, by level within the fair value hierarchy, the Plan's assets measured at fair value on a recurring basis as of December 31, 2014:

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Domestic Equity:
Small Cap	$8,166,275	$—	$—	$8,166,275
Mid Cap	9,826,123	—	—	9,826,123
Large Cap	48,757,044	—	—	48,757,044
International Equity	16,357,724	—	—	16,357,724
Fixed Income	7,405,744	—	—	7,405,744
Ciber, Inc. Common Stock	2,515,035	—	—	2,515,035
Pooled Separate Accounts:
Domestic Equity:
Small Cap	—	9,247,814	—	9,247,814
Mid Cap	—	8,919,262	—	8,919,262
Large Cap	—	14,449,865	—	14,449,865
International Equity	—	4,498,607	—	4,498,607
Real Estate	—	6,882,874	—	6,882,874
Balanced	—	129,297	—	129,297
Fixed Income	—	5,870,732	—	5,870,732
Collective Investment Trusts:
Target Retirement	—	37,618,369	—	37,618,369
Balanced	—	816,540	—	816,540
Principal Fixed Income Guaranteed Option (a)	—	—	17,165,865	17,165,865
	$93,027,945	$88,433,360	$17,165,865	$198,627,170

(a) This is a benefit-responsive guaranteed investment contract with a fixed rate of interest which is re-set semiannually. Since guaranteed investment contracts cannot be sold, transferred, or assigned externally, there is limited data to support valuation. The best proxy for fair value is an assumed transaction involving plan participants and/or plan sponsors. Most participant transactions are executed using contract value without adjustment. Therefore, the contract value is a good proxy for fair value. Contract value is the aggregation of contributions, plus interest, less withdrawals, if any.

The following table sets forth, by level within the fair value hierarchy, the Plan's assets measured at fair value on a recurring basis as of December 31, 2013:

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Domestic Equity:
Small Cap	$9,293,987	$—	$—	$9,293,987
Mid Cap	9,914,112	—	—	9,914,112
Large Cap	48,043,924	—	—	48,043,924
International Equity	18,457,893	—	—	18,457,893
Fixed Income	6,210,077	—	—	6,210,077
Ciber, Inc. Common Stock	3,217,762	—	—	3,217,762
Pooled Separate Accounts:
Domestic Equity:
Small Cap	—	11,195,213	—	11,195,213
Mid Cap	—	8,586,421	—	8,586,421
Large Cap	—	12,873,664	—	12,873,664
International Equity	—	5,503,636	—	5,503,636
Real Estate	—	4,735,662	—	4,735,662
Balanced	—	604,778	—	604,778
Target Retirement	—	36,767,875	—	36,767,875
Fixed Income	—	5,322,140	—	5,322,140
Stable Value Trust Fund (a)	—	18,776,953	—	18,776,953
	$95,137,755	$104,366,342	$—	$199,504,097

(a) This is a collective investment trust fund that is designed to provide preservation of capital, relatively stable returns consistent with its comparatively low risk profile, and liquidity for benefit-responsive payments. The Fund seeks to achieve this objective by investing primarily in a variety of high quality stable value investment contracts as well as cash and cash equivalents. Participant-directed redemptions have no restrictions; however, any Plan sponsor initiated withdrawal from the fund will require a 12-month written notice of the intent to withdraw assets from the fund.

The pooled separate account investments allow one transfer per 30 day period. The transfer restriction applies to all participant directed transfers out of the investment. Once the number of allowed transfers out is met, participants are not allowed to transfer back into this investment option until the holding period elapses. Contributions into the investment option are not impacted. In general, certain transfer restrictions also apply to the mutual fund investments. Our collective investment trust investments allow one transfer per 30 day period. The Principal Fixed Income Guaranteed Option has no transfer or redemption restrictions.
There were no unfunded commitments related to any of these investments.

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the year ended December 31, 2014:

Guaranteed Investment Contract
Balance, beginning of year	$—
Purchases	19,794,240
Realized gains	178,507
Sales	(2,806,882)
Balance, end of year	$17,165,865

(4)    Investments

Individual investments greater than 5% of net assets at December 31 were:

	2014	2013

Principal Fixed Income Guaranteed Option	$17,165,865	(a)
Principal Stable Value Select Fund (b)	(a)	18,663,302
Principal Small Cap S&P 600 Index Separate Account	(c)	11,195,213
Principal Large Cap S&P 500 Index Separate Account	14,449,865	12,873,664
Principal Trust Target 2020 Fund	12,486,158	(d)
Principal LifeTime 2020 Separate Account	(d)	11,992,692
Principal Trust Target 2030 Fund	12,982,292	(e)
Principal LifeTime 2030 Separate Account	(e)	12,317,255
Wells Fargo Advantage Growth Investment Fund	22,870,107	17,553,189
American Funds New Perspective R5 Fund	10,970,091	12,579,606
American Century Equity Income Investment Fund	(f)	12,479,013
American Century Equity Income Institutional Fund	13,346,243	(f)
(a) During 2014, the Principal Stable Value Select Fund was replaced by the Principal Fixed Income Guaranteed Option. Therefore, the investment was less than 5% in the applicable year.
(b) The fair value of the Plan's investment in the Principal Stable Value Select Fund was $18,776,953 at December 31, 2013.
(c) Principal Small Cap S&P 600 Index Separate account was 4.62% and 5.56% of net assets for 2014 and 2013, respectively.
(d) During 2014, the Principal LifeTime 2020 Separate Account was replaced by the Principal Trust Target 2020 Fund.
(e) During 2014, the Principal LifeTime 2030 Separate Account was replaced by the Principal Trust Target 2030 Fund.
(f) During 2014, the Plan changed the share class for the American Century Equity Income Fund from investor shares to institutional shares.

Net appreciation (depreciation) in fair values of investments for the year ended December 31, 2014 including realized gains and losses, was as follows:

Ciber, Inc. common stock	$(301,181)
Mutual funds	(1,315,642)
Pooled separate accounts	6,123,640
Collective investment trusts	1,022,659
Investment contract	178,507
$5,707,983

(5) Reconciliation of Financial Statements to the Form 5500

Fully benefit-responsive contracts are recorded on the Form 5500 at fair value versus contract value on the financial statements. The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2014 and 2013 to the Form 5500:

	2014	2013

Net assets available for benefits per the financial statements	$200,246,482	$201,170,047
Add: Adjustment from contract value to fair value for fully benefit-responsive contracts	—	113,651
Net assets available for benefits per the Form 5500	$200,246,482	$201,283,698

The following is a reconciliation of total additions per the financial statements to the total income per the Form 5500 for the year ended December 31, 2014:

Total additions per the financial statements	$26,833,796
Add: Adjustment from contract value to fair value for fully benefit-responsive contracts in 2014	—
Less: Adjustment from contract value to fair value for fully benefit-responsive contracts in 2013	(113,651)
Total income per the Form 5500	$26,720,145

(6)     Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the IRS dated March 31, 2008, stating that the form of the plan is qualified under Section 401(a) of the Internal Revenue Code (“Code”), and therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2013-6 and 2011-49, the plan administrator has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no gross unrecognized tax benefits taken or expected to be taken. The Plan has recognized no interest or penalties related to gross unrecognized tax benefits. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

(7)     Party-in-Interest Transactions

Certain plan investments are shares of stock of Ciber, Inc., insurance contracts, common/collective trust investments, or units of pooled separate accounts, managed either by Principal or by outside fund managers hired by Principal. Principal is the service provider who executes the investment transactions for the Plan and, therefore, these transactions are considered party-in-interest transactions for which a statutory exemption exists.

CIBER, INC. SAVINGS 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

EIN: 38-2046833 Plan: 001

December 31, 2014

	Identity	Description	Current Value

*	Ciber, Inc.	Common Stock	$2,515,035
*	Principal Fixed Income Guaranteed Option	Investment Contract	17,165,865
*	Principal Trust Income Fund	Collective Investment Trust	816,540
*	Principal Trust Target 2010 Fund	Collective Investment Trust	1,874,519
*	Principal Trust Target 2020 Fund	Collective Investment Trust	12,486,158
*	Principal Trust Target 2030 Fund	Collective Investment Trust	12,982,292
*	Principal Trust Target 2040 Fund	Collective Investment Trust	8,424,822
*	Principal Trust Target 2050 Fund	Collective Investment Trust	1,834,183
*	Principal Trust Target 2060 Fund	Collective Investment Trust	16,395
*	Principal Bond and Mortgage Separate Account	Pooled Separate Account	5,870,732
*	Principal Diversified Real Asset Separate Account	Pooled Separate Account	129,297
*	Principal International Emerging Markets Separate Account	Pooled Separate Account	4,498,607
*	Principal Large Cap S&P 500 Index Separate Account	Pooled Separate Account	14,449,865
*	Principal Mid Cap S&P 400 Index Separate Account	Pooled Separate Account	6,693,127
*	Principal Real Estate Securities Separate Account	Pooled Separate Account	6,882,874
*	Principal Small Cap S&P 600 Index Separate Account	Pooled Separate Account	9,247,814
*	Principal Mid Cap Value I Separate Account	Pooled Separate Account	2,226,135
	American Funds Europacific Growth R5 Fund	Mutual Fund	4,614,689
	American Funds New Perspective R5 Fund	Mutual Fund	10,970,091
	American Century Equity Income Institutional Fund	Mutual Fund	13,346,243
	American Century Small Cap Value Institutional Fund	Mutual Fund	3,136,993
	JP Morgan US Equity R5 Fund	Mutual Fund	8,732,181
	Eagle Small Cap Growth R5 Fund	Mutual Fund	5,029,282
	Janus Aspen Enterprise Investment Fund	Mutual Fund	9,826,123
	MFS Research Bond R4 Fund	Mutual Fund	4,883,607
	MFS Value R4 Fund	Mutual Fund	3,323,819
	Pioneer Fundamental Growth Y Fund	Mutual Fund	484,694
	Wells Fargo Advantage Growth Investment Fund	Mutual Fund	22,870,107
	Vanguard Intermediate Term Bond Index Admiral Fund	Mutual Fund	2,522,137
	Vanguard FTSE All-World ex-US Index Admiral Fund	Mutual Fund	772,944
*	Participant loans	4.25 to 9.25%	1,619,312
			$200,246,482

*	Party-in-interest.

Note: Column (d), cost information, is not applicable since all investments are participant directed.